EXHIBIT 99.1

     Quarterly Report FORM 51-901F (previously Form 61) and Schedules A, B&C

   ISSUER DETAILS

  For Quarter Ended:          June 30, 2003
  Date of Report:             August 26, 2003

  Name of Issuer:             Archangel Diamond Corporation
  Issuer's Address:           65 Overlea Boulevard, Suite400
                              Toronto, Ontario  M4H 1P1

  Issuer Fax Number:          416-429-2462
  Issuer Phone Number:        416-423-1600

  Contact Person:             David W. Massola
  Contact Position:           Chief Financial Officer & Corporate Secretary
  Contact Phone Number:       416-423-1600
  Contact Email Address:      david.massola@archangeldiamond.com
  Contact Website:            www. archangeldiamond.com


  CERTIFICATE

  The three schedules, Schedule "A," "B" and "C" required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.
  A copy of this Quarterly Report will be provided to any shareholder who requests it.



  Director's Name:     Robert Shirriff        Date Signed:   August 26, 2003

  Director's Name:     Clive Hartz            Date Signed:   August 26, 2003



                         ARCHANGEL DIAMOND CORPORATION
                          CONSOLIDATED BALANCE SHEETS

        (Prepared by Management in United States dollars without audit)


                                                         June 30         December 31,
                                                           2003             2002
                                                       -----------------------------
                                     ASSETS

Current Assets
  Cash                                                 $    340,218    $  1,925,688
  Accounts Receivable                                         4,152           4,386
  Prepaid expenses                                             --             2,692
-----------------------------------------------------------------------------------
                                                            344,370       1,932,766

Mineral property and deferred exploration costs:
  Mineral properties                                              1               1
  Deferred exploration costs                                   --              --
-----------------------------------------------------------------------------------
                                                                  1               1

Capital assets
  Accumulated amortization                                   49,474          49,474
                                                            (49,474)        (49,474)
-----------------------------------------------------------------------------------
                                                               --              --

                                                        $   344,371      $ 1,932,767
===================================================================================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities              $   212,596    $  1,324,470
  Deferred compensation payable                             190,193            --
-----------------------------------------------------------------------------------
                                                            402,789       1,324,470

Shareholders' equity:
  Share capital                                          32,943,283      32,936,474
  Contributed surplus                                     1,347,776       1,347,776
  Deficit                                               (34,675,714)    (33,675,953)
-----------------------------------------------------------------------------------
                                                            (58,418)       608,297

                                                         $  344,371    $  1,932,767
===================================================================================


Approved by the Board:

"Clive R. Hartz"                                  "Robert L. Shirriff"
-------------------------                         ------------------------
Director                                          Director




                                    ARCHANGEL DIAMOND CORPORATION
                          CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                   (Prepared by Management in United States dollars without audit)

                                                For the three                   For the nine
                                             months ended June 30            months ended June 30
                                             2003            2002            2003            2002
                                         ------------------------------------------------------------
Interest income                          $       --      $      3,371    $      6,015    $      7,979

Administration costs:
  Amortization                                   --               452            --               904
  Bank charges                                    678             971           1,594           2,083
  Capital Tax                                     130                           0 130               0
  Consulting                                   98,978           9,271         202,560          16,728
  Foreign exchange (gain)/loss                (38,659)            174        (127,669)             11
  Investor relations                            7,331           1,098          16,478           1,572
  Legal and accounting                         37,092          15,390          53,504          22,778
  Listing fees                                  1,815             127           4,733           1,443
  Office and administration                    17,988          22,511          38,156          47,708
  Printing and shareholder information          3,289           7,328           2,793           9,783
  Rent                                           --             5,798              78          10,957
  Salaries and benefits                          --            36,289             493          67,889
  Telephone                                       294           1,502           3,549           2,380
  Transfer agent                                7,472           3,070           9,024           4,367
  Travel                                        1,828             500          18,059             532
-----------------------------------------------------------------------------------------------------
                                              138,236         104,481         223,482         189,135

Mineral property costs:
  Materials and supplies                         --              --             1,717            --
  Contract services and salaries                7,500          36,090          15,000          72,290
  Legal and permits                           244,799         304,610         373,562         553,950
  Russian office administration                32,780          25,021          65,778          48,691
-----------------------------------------------------------------------------------------------------
                                              285,079         365,721         465,057         674,931

Loss for the period                          (423,315)       (466,831)       (673,524)       (856,087)

Deficit, beginning of period               33,675,953      29,819,883      33,675,953      29,819,883
-----------------------------------------------------------------------------------------------------

Deficit, end of period                   $ 34,099,268    $ 30,286,714    $ 34,349,477    $ 30,675,970
=====================================================================================================

Loss per share                           $      (0.01)   $      (0.01)   $      (0.01)   $      (0.02)
=====================================================================================================

Weighted average number of shares          72,264,228      42,234,558      72,249,475      42,234,558
=====================================================================================================





                                      ARCHANGEL DIAMOND CORPORATION
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                     (Prepared by Management in United States dollars without audit)


                                                     For the three                   For the nine
                                                  months ended June 30            months ended June 30
                                                  2003            2002            2003            2002
                                             ------------------------------------------------------------

Cash proved by (used in):

Operating activities:
  Loss for the period                          $  (423,315)   $  (466,831)   $  (673,524)   $ (856,087)

  Amortization, an item not involving cash            --              452           --             904
  Changes in non-cash working capital:
    Accounts receivable                              1,436         (1,419)           234        (2,430)
    Prepaid expenses                                  --           (9,934)         2,692       (23,269)
    Accounts payable and accrued liabilities        54,937         33,449       (921,681)      132,135
---------------------------------------------------------------------------------------------------------
                                                  (366,942)      (444,283)    (1,592,279)     (748,747)

Financing activities:
  Issuance of shares                                 6,809           --            6,809           --
---------------------------------------------------------------------------------------------------------
                                                     6,809           --            6,809           --

Investing activities:
  Purchase of fixed assets                            --             --             --             --
---------------------------------------------------------------------------------------------------------
                                                      --             --             --             --

Increase (Decrease) in cash                        (360,133)     (444,283)    (1,585,470)     (748,747)

Cash, beginning of period                          700,351      1,075,016      1,925,688     1,379,480

---------------------------------------------------------------------------------------------------------
Cash, end of period                            $   340,218    $   630,733    $   340,218    $  630,733
---------------------------------------------------------------------------------------------------------

Supplementary information:
  Income taxes paid                            $      --      $      --      $      --      $      --
  Interest paid -                                     --             --             --             --
  Interest recieved                                   --            3,371          6,015         7,979
---------------------------------------------------------------------------------------------------------


                          ARCHANGEL DIAMOND CORPORATION
                      Notes to Interim Financial Statements
                         SIX Months Ended JUNE 30, 2003

                     (Prepared by Management Without Audit)

1. Interim Financial Statements

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2002.

2. Significant Accounting Policies and Change in Accounting Policy.

     These interim financial statements follow the same accounting policies and methods of application as the annual financial statements for the year ended December 31, 2002.

3. Stock Based Compensation

     On January 20, 2003, the Corporation granted 1,500,000 stock options to a consultant with an exercise price of Cdn$0.35, expiring on January 20, 2007. No compensation cost has been recognized for stock-based compensation awards granted to employees.

4. Comparative Figures

     Certain 2002 comparative figures have been reclassified to conform with the presentation adopted in 2003.

5. Share Capital

     During the period 50,000 shares were issued for cash consideration of $6,809.

6. Subsequent Events

     On April 28, 2003 the Arbitration Court of the Arkhangel'sk Region announced its decision to reject AGD's claim that the Verkhotina Diamond Venture Agreement (VDV Agreement) be terminated.

     The Court held that there were no grounds for finding that Archangel Diamond Corporation was in breach of its funding obligations arising out of the VDV Agreement and dismissed AGD's application.

     AGD has until August 18, 2003 to appeal the Court's decision.

                          ARCHANGEL DIAMOND CORPORATION

                     SCHEDULE "B": SUPPLEMENTARY INFORMATION

                           Period Ended June 30, 2003

1. Analysis of expenses for the six-month period ended June 30, 2003:

     a) Effective January 1, 2002, mineral property development costs associated with the Verkhotina Area are expensed as incurred. Mineral property costs for the six-month period ended June 30, 2003 were $456,057 as shown in the attached Schedule "A" as part of "Statement of Operations and Deficit."
     b) General and administrative expenses for the six-month period ended June 30, 2003 were $223,482. A summary is attached in Schedule "A" as part of "Statement of Operations and Deficit."

2. Related party transactions:

     During the six-month period ended June 30, 2003 management services were provided by a non-arms length party, De Beers Canada Mining Inc., in the amount of $22,348.

3. Summary of securities issued and options granted during the six-month period ended June 30, 2003:

     a) Securities issued including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

          ---------------- ------------- ------------------ --------------------
           Date of Issue    Number of     Price per Share       Total Share
                              Shares          (Cdn$)          Issuance (US$)
          ---------------- ------------- ------------------ --------------------
          May 8/03           50,000          $0.19             $6,809
          ---------------- ------------- ------------------ --------------------

     b) Summary of options granted, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees,") exercise price and expiry date:

     ------------- ----------- ------------ ---------- ----------- -------------
                                Position    Exercise               Subject to a
       Date of     Number of    with the    Price      Expiry       Hold Period
        Grant        Shares      Company     (Cdn$)       Date        Ending
     ------------- ----------- ------------ ---------- ----------- -------------
     Jan 20/03      1,500,000  Consultant       0.35   Jan 20/07   May 21/03
     ------------- ----------- ------------ ---------- ----------- -------------

4. Summary of securities as at the end of the six-month period ended June 30, 2003:

     a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or nor cumulative, redemption and conversion provisions:

         Authorized capital:    unlimited common shares, npv

     b)  Number and recorded value for shares issued and outstanding:

   Issued capital:  72,284,558 common shares, npv   Recorded value:  $32,943,283

     c) Description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value:

              (i) Share options:

               ------------------- ------------------ ----------------
               Number of Options    Exercise Price    Expiry Date
                                        (Cdn$)
               ------------------- ------------------ ----------------
                     50,000              1.00         Feb 18/04
               ------------------- ------------------ ----------------
                    100,000              0.50         Feb 18/04 (1)
               ------------------- ------------------ ----------------
                    200,000              0.50         Feb 18/04 (2)
               ------------------- ------------------ ----------------
                     50,000              1.00         Apr 14/05
               ------------------- ------------------ ----------------
                     35,000              0.50         Jun 14/05 (1)
               ------------------- ------------------ ----------------

               ------------------- -------------- -------------
               Number of Options     Exercise     Expiry Date
                                   Price (Cdn$)
               ------------------- -------------- -------------
                      50,000           0.50       Nov 28/05
               ------------------- -------------- -------------
                  1,500,000            0.11       Nov 25/06
               ------------------- -------------- -------------
                    900,000            0.11       Nov 25/06
               ------------------- -------------- -------------
                    500,000            0.19       May 1/07
               ------------------- -------------- -------------
                    150,000            0.17       May 8/07
               ------------------- -------------- -------------
                    230,000            0.23       Oct 9/07
               ------------------- -------------- -------------
                  1,000,000            0.10       Nov 29/07
               ------------------- -------------- -------------
                  1,500,000            0.35       Jan 20/07
                  ---------
                  6,265,000
               ------------------- -------------- -------------

                  (1)The per share exercise price of $1.03 was re-priced to $0.50 December 13, 2000. (2)The per share exercise price of $1.03 was re-priced to $0.50 June 21, 2001.

               (ii)        Common share purchase warrants:  None

     d) Number of shares in each class of shares subject to escrow or pooling agreements: None

5. Names of directors and officers as at the date this report is signed and filed:

         Directors
         ---------
         Gary M. Ralfe
         Raymond A. Clark
         Michael J.M. Farmiloe
         L. Lamont Gordon
         Clive R.  Hartz
         Robert L. Shirriff

         Officers              Position Held
         Gary M. Ralfe         Chairman
         Raymond A. Clark      President and Chief Executive Officer
         David W. Massola      Chief Financial Officer and Corporate Secretary

                SCHEDULE "C": MANAGEMENT DISCUSSION AND ANALYSIS

3 DESCRIPTION OF BUSINESS

     The Corporation was incorporated on July 3, 1987 under the name "Gold Parl Resources Ltd." by registration of its Memorandum and Articles under the Company Act (British Columbia). On September 3, 1993, the Corporation changed its name to "Canmet Resources Limited" and consolidated its share capital on the basis of two pre-consolidation common shares for one post-consolidation common share. On August 5, 1994, the Corporation changed its name to "Archangel Diamond Corporation," and on September 16, 1996, the Corporation was continued from British Columbia to the Yukon Territory. The Corporation and its predecessors are collectively referred to herein as the "Corporation."

     The Corporation is an international diamond exploration company. The Corporation is currently engaged in the exploration for, and development of, diamondiferous kimberlite pipes for the purpose of mining diamonds in the Russian Federation.

2. DISCUSSION OF BUSINESS

     In December 1993, a Licence (the "Licence") for the exploration and mining of diamonds from a 400-square kilometre area located northwest of Arkhangel'sk, Russia (the "Verkhotina Area") was granted to a Russian enterprise, Arkhangelskgeoldobycha ("AGD") (formerly Arkhangel'sk Geologia Enterprises). Through agreements in 1993 and 1994 with AGD, the Corporation acquired the right to earn a 40% interest in any profits from the Verkhotina Area. As part of such agreements, including the Memorandum dated 25 February 1994 (the "1994 Memorandum"), AGD agreed to transfer the Licence to a Russian joint stock company, of which the Corporation would hold 40% of the ordinary shares, when Russian legislation permitted such transfer.

     In May 1994, the partners established a Russian joint stock company, Almazny Bereg ("AB"), the ordinary shares of which are owned 50% by AGD, 40% by the Corporation, and 10% by IBME Ltd. AB was formed to hold the Licence and to coordinate the operations on the Verkhotina Area. During May 1995, new Russian legislation was introduced which, in the view of the Corporation, enabled AGD to transfer the Licence.

     In 1996, the Grib Pipe diamondiferous deposit was discovered by the Corporation and its Russian partners within the Verkhotina Area. As the Grib Pipe represents the key asset of the Corporation, it was the primary focus of the Corporation's work efforts in 1999 and 2000. From the inception of the project in 1993, approximately $18.4 million has been invested by the Corporation in the acquisition and exploration of the Verkhotina Area, for legal and certain administrative costs with respect to the Licence transfer dispute, and on the delineation of the Grib Pipe discovery itself.

     In April 1997 the AGD Board of Directors resolved that the transfer of the Licence to AB would take place upon completion by the Corporation of an agreed upon work program (the "Work Program") on the Verkhotina Area for 1997 and the first quarter of 1998 and that a supplemental agreement would be prepared to record this. In December 1997 the Work Program was agreed upon by the parties, and in March 1998 the General Director of AGD confirmed to the Corporation that the Corporation had satisfied all of its requirements regarding the Work Program. However, no supplemental agreement was provided by AGD to the Corporation and transfer of the Licence to AB as agreed by the AGD Board did not take place.

     After having repeatedly failed in its attempts to get AGD to transfer the Licence to AB, in June 1998 the Corporation advised AGD that it was temporarily suspending its further funding of the Verkhotina Area effective July 1, 1998 until AGD complies with its obligations. As a result of this, the Corporation began accruing the costs for continuing exploration work as invoiced by AGD on the Verkhotina Area until such time as the Licence transfer dispute is resolved.

     As the parties were unable to reach an agreement concerning Licence transfer, in August 1998 the Corporation commenced international arbitration of the matter in Stockholm as provided for in the Verkhotina Diamond Venture Agreement (the "VDV Agreement"). The Arbitration Tribunal was constituted and preliminarily unanimously accepted jurisdiction of the dispute.

     Continued negotiations between the Corporation and AGD resulted in a new agreement being executed between the parties on July 15, 1999 (the "1999 Agreement"). Among other matters, the 1999 Agreement stipulated that AGD would, within a period not to exceed 180 days, transfer or re-register the Licence to a new Russian joint stock company to be established, of which the Corporation would also own a 40% interest. As part of the 1999 Agreement, the Corporation agreed to suspend international arbitration for 180 days, after which time the arbitration would be discontinued if the Licence had been transferred under the terms of the 1999 Agreement.

     Within weeks of executing the 1999 Agreement, AGD brought forth new demands requesting the right, but not the obligation, to jointly fund the project through completion of the feasibility study, the right to reimburse the Corporation for 50% of its past costs, and the right to appoint the General Director of AB on an alternating basis if they did so fund and reimburse. As all previous agreements, including the 1999 Agreement, specifically contemplated that these rights and obligations were to be borne solely by the Corporation, these new AGD requests erected new roadblocks in effecting transfer of the Licence.

     In January 2000, with the transfer of the Licence having not been completed within the allotted 180-day period, the Company formally filed a request with the Stockholm Tribunal to reinstate the arbitration proceedings. The Company subsequently filed its detailed statement of case on April 14, 2000. After several legal submissions by both parties, the Tribunal established February 26, 2001 as the final date for submission of pleadings.

     During the week of March 5, 2001 the Tribunal heard the Company's claim in regard to AGD's alleged non-performance of the amended VDV Agreement and its obligation to transfer the Licence to the Russian joint stock company referred to in the Memorandum. On the basis of new arguments put forward by AGD, the Tribunal agreed to reconsider its jurisdiction over the dispute.

     On June 27, 2001, the Tribunal issued a split ruling that the dispute was not arbitrable as a matter of Russian law, a finding that overturned their initial acceptance of jurisdiction over the dispute in 1999. The Company filed a Summons Application with the Swedish District Court on July 23, 2001, seeking to overturn the arbitrators' majority decision "to decline jurisdiction," and in May 2002, the Swedish District Court accepted the Corporation's petition. Detailed pleadings have been submitted by both parties. Submission of pleadings was postponed a number of times upon the request of both parties and, consequently, the main hearing scheduled for mid-December 2002 was postponed. A pre-trial hearing took place on June 2, 2003 and the date for the hearing of the appeal was fixed for 14-16 January 2004.

     On August 23, 2001, LUKoil, then the 74.1% owner of AGD (increased to 100% in 2003), filed claims with the Arbitration Court of the Arkhangel'sk Region in the Russian Federation ("Arbitration Court") seeking a ruling, in the case of the first claim, that the arbitration provisions in the VDV Agreement are invalid and, in the case of the second claim, that the 1999 Agreement is invalid. In addition, on August 31, 2001, AGD filed a claim with the Arbitration court of the Arkhangel'sk region seeking a ruling that the Memorandum be declared not concluded and invalid and, further, on January 14, 2002, AGD filed a claim with the same court to terminate the VDV Agreement on the grounds that the VDV Agreement funding provisions have been breached by the Company.

     During 2002, a number of hearings were held with respect to these claims. Firstly, on March 21, 2002, the Arbitration Court at first instance rejected the claim brought by LUKoil that the arbitration clause in the VDV Agreement be declared invalid and this decision was not appealed. Secondly, on May 21, 2002, the Arbitration Court at first instance dismissed LUKoil's claim to have the 1999 Agreement declared invalid, and this decision was also not appealed. Thirdly, AGD's petition that the Memorandum be declared unconcluded and invalid was initially remanded until July 26, 2002, at which hearing original specimens of AGD's signatory to the Memorandum, Dr. Grib, were presented to the Arbitration Court for examination by handwriting experts. The case was subsequently again remanded until such examination could be completed. On October 1, 2002, the hearings with respect to AGD's claims concerning the VDV Agreement were suspended until a final decision regarding the Memorandum came into force at which time the hearing would recommence. On October 28, 2002, the Arbitration Court ruled that the Memorandum between the Company and AGD was unconcluded. The decision was appealed by the Company in November 2002.

     The Company's appeal against the decision declaring the Memorandum unconcluded was heard on January 23 and 27, 2003. The Arkhangel'sk Court of Appeal rejected the appeal, whereupon the original decision declaring the Memorandum unconcluded (and hence of no force and effect as a matter of Russian law) entered into force on February 4, 2003. A second level appeal (cassation) against the decision was filed with the St. Petersburg Court of Cassation on March 23, 2003, and this case was heard on 16 June 2003. The cassation appeal was rejected by the St. Petersburg Court in a judgement dated 21 June 2003 and therefore, the decision of the lower court that the Memorandum was unconcluded remains in force. The Company is considering a final appeal to the Russian Supreme Arbitration Court.

     Following the entering into force of the decision declaring the Memorandum unconcluded, on February 4, 2003, the Arkhangel'sk Arbitration Court resumed consideration of AGD's claim to terminate the VDV Agreement on the grounds that the Company had breached its funding obligations. On April 28, 2003, the Arbitration Court issued a judgement, which found that the relevant funding obligations were not set out in the VDV Agreement itself, but in the subsequent Joint Activity Agreement ("JAA") concluded between the Company, AGD and Almazny Bereg on May 10, 1994. It further found that the funding actually provided by the Company in relation to the Verkhotina project up to 1998 was provided within the framework of the JAA and as a contribution to the JAA. On those grounds, the Court dismissed AGD's application to terminate the VDV Agreement. AGD has until August 18, 2003 to lodge an appeal against the Court's decision.

     As a direct result of the actions by LUKoil and AGD, in November 2001 the Company filed a lawsuit in the Denver District Court, State of Colorado, against LUKoil and AGD (the "Defendants") seeking to recover in excess of $1 billion in damages for harm caused by a scheme of fraud, breach of contract, civil conspiracy and related claims. On October 15, 2002 the Denver District Court issued an order dismissing the Company's action against LUKoil and AGD based solely on a determination that it lacked personal jurisdiction over the Defendants, but rejecting all of the Defendants' other arguments on jurisdiction. The Company's legal advisors were of the view that the Court's decision was erroneous for a number of reasons, including the Court's failure to consider the Company's fraud and other tort claims against LUKoil and AGD as a basis for personal jurisdiction. Accordingly, on November 27, 2002, the Company filed a motion with the Colorado Court of Appeals appealing the October 15, 2002 decision. The appeal is likely to be heard during the last quarter of 2003.

     On December 19, 2002, the Corporation completed a private placement of 28,000,000 Common Shares to Cencan S.A., a wholly-owned subsidiary of De Beers S.A., at a price of $0.10 per share. A further 2,000,000 Common Shares were placed with various other placees. Cencan S.A. also bought from Task Holdings Limited 17,305,226 Common Shares, for a total holding of 62.7% of the Common Shares of the Corporation. The private placement effected a change of controlling shareholder of the Corporation and a change of management and, effective December 19, 2002, Timothy J. Haddon resigned as director, President and CEO; Gary E. Davis resigned as director, Chief Financial Officer and Corporate Secretary; and Richard Wake-Walker resigned as a director. Messrs. Haddon and Davis were retained as consultants to the Corporation. Gary M. Ralfe was then appointed Chairman and a director; Raymond A. Clark was appointed President, CEO and a director; Michael J.M. Farmiloe and former director, Robert L. Shirriff, joined the Board as Directors. Clive R. Hartz and L. Lamont Gordon remained on the Board subsequent to the change in control.

3.   DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

     The Corporation had a net loss of $673,524 for the six-month period ended June 30, 2003, versus a net loss of $856,087 for the six-month period ended June 30, 2002.

     Administration costs during the six-month period ended June 30, 2003, versus the same period ended June 30, 2002, increased $34,347 from $189,135 in 2002 to $223,482 in 2003. Administration costs increased primarily due to increased consulting fees in accordance with consulting contracts entered into with former employees. The increased costs were partially offset by foreign exchange gains and decreased salaries and benefits. Mineral property development costs were $456,057 during the six-month period 2003, versus $674,931 during the same period 2002. These costs relate primarily to the legal costs incurred for the arbitration and legal proceedings relating to the Verkhotina Licence dispute.

     On June 12, 2003, the Corporation held its Annual Meeting of Shareholders ("AM"). The following persons were elected as directors for the ensuing year:

                  Gary M. Ralfe
                  Raymond A. Clark
                  Michael J.M. Farmiloe
                  Clive R. Hartz
                  L. Lamont Gordon
                  Robert L. Shirriff

     A change of auditors from KPMG LLP to Deloitte & Touche LLP, was approved.

     At a meeting of the new board of directors following the AM, the following persons were appointed officers of the Corporation for the ensuing year:

         Gary M. Ralfe         Chairman
         Raymond A. Clark      President and Chief Executive Officer
         David W. Massola      Chief Financial Officer and Corporate Secretary

4.   SUBSEQUENT EVENTS

     Not applicable.

5.   FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

     Not applicable.

6.   LIQUIDITY AND SOLVENCY

     The Corporation had a working capital deficit of $58,419 at June 30, 2003 compared to a working capital surplus of $366,781 at June 30, 2002. As of June 30, 2003, the Corporation had $340,218 in cash compared with $630,733 as of June 30, 2002. The Corporation currently has working capital sufficient for its requirements through September 2003.

     During 2003 it is the Company's intention to conserve cash wherever it can while pursuing the appeal it has filed in the United States against LUKoil and AGD and pursuing negotiations in Russia. Subject to progress being made in resolving the dispute with AGD and LUKoil and the need to protect the Company's rights, management will keep further financing options under review as we go forward.